FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 26, 2003

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]                Form 40-F [   ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]                  No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date June 26, 2003	By	/s/ Shunji Onda (Signature)*

Shunji Onda General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.     Notice regarding change of accounting auditors

June 26, 2003

FOR IMMEDIATE RELEASE	Canon Inc. 30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan President & CEO: Fujio Mitarai Securities code: 7751

Inquiries: Toshizo Tanaka Group Executive, Finance & Accounting Headquarters +81-3-3758-2111

Notice regarding change of accounting auditors

TOKYO, June 26, 2003 — Canon Inc. (“Canon”) announced that, following a decision reached today by its Board of Directors, the company will make an additional appointment to its accounting auditors, which, as certified public accountants, conduct accounting audits for Canon pursuant to Paragraph 1 of Article 193-2 of the Securities Exchange Law of Japan.

1. Reason for change of accounting auditors

As part of reorganizations taking place in the international accounting industry, Shin Nihon & Co., Canon’s current accounting auditor, has spun off the division responsible for auditing Canon’s consolidated financial statements to form an independent firm, AZSA & Co.

Therefore, in order to maintain Canon’s current auditing structure, the company will appoint AZSA & Co., in addition to Shin Nihon & Co., to conduct accounting audits for Canon pursuant to Paragraph 1 of Article 193-2 of the Securities Exchange Law of Japan.

2. Newly appointed audit firm

Company name:	AZSA & Co.
Location of head office:	4th Floor, Hibiya Kokusai Building
2-2-3 Uchisaiwaicho, Chiyoda-ku, Tokyo

3. Effective date

The appointment of AZSA & Co. will take effect from today.